SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Pacific Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

028740108
(CUSIP Number)

Cornwall Capital Management LP
One Rockefeller Plaza, 24th Floor
New York, New York 10020
Attention: Ian D. Haft

(917) 639-5438
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires
Filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028740108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Cornwall Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 922,801 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 922,801 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 922,801 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 028740108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Cornwall Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 922,801 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 922,801 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 922,801 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 028740108	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Cornwall GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 922,801 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 922,801 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 922,801 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 028740108	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON James Mai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 922,801 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 922,801 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 922,801 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 028740108	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 2 amends the statement on Schedule 13D filed on October 12, 2011 (the "Original Schedule 13D" and the Original Schedule 13D as amended by Amendment No.1 filed on December 6, 2011 and hereby, the "Schedule 13D"), with respect to shares of common stock, par value $0.10 per share (the "Shares"), of American Pacific Corporation, a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares by Cornwall Master reported herein were derived from general working capital made in the ordinary course of business.  A total of approximately $7,005,611 was paid to acquire the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D are being amended and restated as follows:

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed the beneficial owner of an aggregate of 922,801 Shares held by Cornwall Master. The Shares beneficially owned by the Reporting Persons represent approximately 12.1% of the Shares outstanding. Percentages of the Shares outstanding reported in this Schedule 13D are calculated based upon the 7,620,391 Shares outstanding as of April 30, 2012, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed by the Company with the Securities and Exchange Commission on May 11, 2012.

(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by Cornwall Master.

(c) The transactions in the Shares since the filing of the Original Schedule 13D by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

CUSIP No. 028740108	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 6, 2012

CORNWALL MASTER LP

By:	Cornwall GP, LLC
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL CAPITAL MANAGEMENT LP

By:	CMGP LLC,
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL GP, LLC

/s/ James Mai
Name: James Mai
Title: Managing Member

/s/ James Mai
JAMES MAI, individually

CUSIP No. 028740108	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of the Original Schedule 13D.  All transactions were effectuated in the open market through a broker.

CORNWALL MASTER LP

Trade Date	Shared Purchased (Sold)	Price ($)*
4/10/2012	48	7.4000
4/12/2012	74	7.4500
4/19/2012	235	7.3500
4/20/2012	3,400	7.4103
4/23/2012	400	7.4500
4/24/2012	126	7.4350
4/30/2012	334	7.4500
5/2/2012	440	7.7497
5/10/2012	5,275	7.9998
5/11/2012	8,189	8.0115
5/15/2012	747	7.9904
5/16/2012	14,938	8.0674
5/18/2012	100	8.1000
5/22/2012	13,628	8.1868
5/23/2012	100	8.2500
5/24/2012	499	8.2500
6/4/2012	9,085	8.7403
6/4/2012	120,000	9.0000
6/4/2012	411	8.9976
6/4/2012	49,552	9.0000

*           Excluding commissions.